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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

         For Period Ended:  December 29, 2002
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:

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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:                      Personnel Group of America, Inc.

Former Name if Applicable:

Address of Principal Executive Office
  (street and number):                        Five LakePointe Plaza, 2nd Floor
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City, State and Zip Code                      2709 Water Ridge Parkway
                                              Charlotte, North Carolina 28217
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PART II- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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         On March 17, 2003, the Registrant issued a press release announcing the execution of definitive agreements with certain of its creditors, including the holders of approximately $110.0 million (or 96%) of its outstanding 5.75% Convertible Subordinated Notes due 2004 and approximately $43.8 million (or 42%) of its senior revolving credit debt, to effect the financial restructuring of the Registrant's balance sheet. Pursuant to the definitive agreements, the participating 5.75% noteholders will exchange their 5.75% Notes with the Registrant and receive the following for each $1,000 in principal amount of notes exchanged:

         o        $28.75 in cash;

         o 190.9560 shares of newly issued shares of the Registrant's common stock; and

         o 9.5242 shares of Series B preferred stock of the Registrant, each share of which will be convertible into 100 shares of the Registrant's common stock and will automatically convert into shares of common stock upon any amendment to the Registrant's charter increasing the authorized number of shares of common stock, or effecting a reverse split of the Registrant's common stock, such that following such amendment the number of authorized but unissued shares of the Registrant's common stock would be greater than the number of shares of common stock issuable upon conversion of all then outstanding shares of Series B preferred stock of the Registrant. The Series B preferred stock will vote on all matters with the common stock as if converted, will have a liquidation preference of $.01 per share, and otherwise will have no greater rights or privileges than the common stock.

Following completion of the notes exchange contemplated in the definitive restructuring agreements, the participating noteholders will own approximately 82% of the Registrant's then outstanding common stock (assuming for this purpose that all shares of Series B preferred stock have been converted) and the stockholders immediately prior to the exchange (who will retain their shares) will own approximately 18%. The press release was included as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated March 17, 2003, which is incorporated by reference.

         On March 31, 2003, the Registrant issued a press release announcing that it had received a term sheet from its current senior lenders to amend, and extend the maturity date of, its existing revolving credit facility. Pursuant to the term sheet, the existing lenders would amend the current revolving credit facility and extend the maturity date to May 1, 2004. Pursuant to the term sheet, subject to the Registrant's compliance with covenants and to the payment of applicable extension fees, the Registrant at its option could extend the maturity date of the amended facility up to two times in six-month increments through May 1, 2005. The press release was included as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated March 31, 2003, which is incorporated by reference. Completion of a restructuring of the Registrant's senior revolving credit debt is a condition to the completion of the exchange of the 5.75% Notes described above.

         Over the past several months, management of the Registrant has been focused on obtaining the agreement of these 5.75% noteholders and its senior lenders to effect this critical financial restructuring. The time demands of negotiating the terms of the restructuring with the multiple parties involved, as well as continuing to manage the Registrant's business during an extremely difficult economic environment for the staffing services industries, have preempted management's attention, and accordingly management could not prepare the Annual Report on Form 10-K by the due date for filing without unreasonable effort and expense.


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PART IV - OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification:

             Ken R. Bramlett, Jr.        (704)              442-5106
                    (Name)            (Area Code)      (Telephone Number)


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         (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes        [ ] No

         A summary of the Registrant's results of operation for the fiscal years ended December 29, 2002 and December 30, 2001 was presented in the Registrant's press release dated February 19, 2003 included as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated February 19, 2003, which is incorporated by reference herein. As set forth in that press release, for the fiscal year ended December 29, 2002, revenues decreased to $557.7 million from $732.3 million in 2001 and the Registrant's net loss increased to $350.5 million, or ($13.10) per share, from $66.7 million, or ($2.52) per share, in 2001.

                        Personnel Group of America, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2003        By: Personnel Group of America, Inc.


                                 By: /s/ Ken R. Bramlett, Jr.
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                                     Ken R. Bramlett, Jr., Senior Vice President

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